THE UNITED STATES BANKRUPTCY COURT FOR THE SOUTHERN DISTRICT OF NEW YORK GRANTED TODAY MCI MOTION FOR APPROVAL OF THE SALE OF ITS OWNERSHIP INTEREST IN EMBRATEL TO TELMEX

Mexico City, Mexico, April 27, 2004. Telefonos de Mexico, S.A. de C.V. (TELMEX) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) announced that the United States Bankruptcy Court for the Southern District of New York granted today MCI's motion for approval of the sale of MCI's (formerly WorldCom) ownership interest in Embratel Participações (Embratel) (NYSE: EMT; BOVESPA: EBTP3, EBTP4) to TELMEX for $400 million dollars. The shares to be purchased represent approximately 51.7% of the outstanding voting stock of Embratel and approximately 19.2% of the total outstanding equity of Embratel. The acquisition of the shares is subject to legal and regulatory approvals among other closing conditions.

Following the closing of its purchase of the shares from MCI, TELMEX will, as provided under Brazilian law, make an offer to purchase the remaining outstanding voting ordinary shares at a price per share that is 80% of the price per share paid for MCI's stake.

This acquisition is consistent with TELMEX's strategy of becoming a leading telecommunications company throughout Latin American and emphasizes the company's commitment to investing in the attractive Brazilian telecommunications market.

About TELMEX

Telmex is the leading telecommunications company in Mexico with 16.1 million telephone lines in service, 2.5 million line equivalents for data transmission and 1.5 million internet accounts. Telmex offers telecommunications services through an almost 75 thousand kilometer fiber optic digital network. Telmex and its subsidiaries offer a wide range of advanced telecommunications, data and video services, internet access as well as integrated telecom solutions for corporate customers. Additionally, the company offers telecommunications services through its affiliates in Argentina, Brazil, Colombia, Chile and Peru. More information about Telmex can be accessed on the internet at www.telmex.com

About MCI

MCI, Inc. is a leading global communications provider, delivering innovative, cost-effective, advanced communications connectivity to businesses, governments and consumers.  With the industry's most expansive global IP backbone, based on the number of company-owned points of presence, and wholly-owned data networks, MCI develops the converged communications products and services that are the foundation for commerce and communications in today's market.  For more information, go to MCI website.

This press release contains forward-looking statements that involve inherent risk uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements.